ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 19, 2022
David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Vident Core U.S. Equity Fund (S000043147) File Nos. 333-179562 and 811-22668
Dear Mr. Orlic:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 833 to the Trust’s Registration Statement on Form N-1A filed November 1, 2022 (the “Amendment”) with respect to the Vident Core U.S. Equity Fund (to be renamed the Vident U.S. Equity Strategy ETF) (the “Fund”), a series of the Trust. For your convenience, the comment has been reproduced with the response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please include the Fund’s 80% policy pursuant to Rule 35d-1 in the Fund’s summary section.
Response:    The requested change has been made.

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If you have any questions regarding the above response, please do not hesitate to contact me at 920-360-7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
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